UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 7, 2010

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

press release Paris, 7 September 2010

Early redemption of US Dollar 7.75% notes due 2011

On 7 September 2010, France Telecom notified the registered holders of its US Dollar 7.75% notes due 1 March 2011 that it is exercising its option to redeem such notes in whole. As of 7 September 2010, the outstanding aggregate nominal amount of the 2011 notes is $3,374,170,000. The redemption price will be determined in accordance with the terms of the notes.

This announcement is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell any securities.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had total sales of 44.8 billion euros in 2009 (22.1 billion euros for the first half 2010). At 30 June 2010, the Group had a customer base of 182 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers over 131 million customers. At 30 June 2010, the Group had 123.1 million mobile customers and 13.2 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number three provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile):

www.orange.com, www.orange-business.com, www.orange-innovation.tv

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

Tom Wright, tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 7, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer